Verb Technology Company, Inc.

782 South Auto Mall Drive

American Fork, Utah 84003

April 13, 2022

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Daniel Morris

Re:	Verb Technology Company, Inc. Acceleration Request
Registration Statement on Form S-3
Filed March 31, 2022
File No. 333-264038

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 P.M. Eastern Time on April 14, 2022.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

VERB TECHNOLOGY COMPANY, INC.

/s/ Salman Khan
Salman Khan
Chief Financial Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.
V. Paige Smith, Esq.